Exhibit 3 – Marked Amendments to ATS-4

Part I, Item 7:

Provide the primary, and if any, secondary physical street address(es) of the NMS ATS matching system:

> The matching system is located at the NY5 data center located at 800 Secaucus Road, Secaucus, NJ 07094.
>
> ~~The secondary/backup location for the matching system is located at 165 Halsey Street, Newark, NJ 07102.~~

Part II, Item 1(a):

Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g. quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

■ Yes   ☐ No

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

> Any sales or trading business unit in the Institutional Equity Division (IED) or Fixed Income Division (FID) of MS&Co can enter an order in ATS-4 on an agency, principal, and/or riskless principal basis. All business units of MS&Co use the MSCO MPID. Business units are described below and reflect the desk trading and managing risk for such product.
>
> - Core (Cash) Products (trading and market making related to domestic and international equities)
> - ETF (trading of domestic and international exchange traded funds and underlying equities)
> - Morgan Stanley Electronic Trading (electronic trading of equities, options, and futures)
> - Portfolio Products/Program Trading (trading of customer single orders and program orders; executing guaranteed benchmark trades and blind principal risk transactions)
> - Automated Marking Making (listed equity options market making and related hedging)
> - Convertible Products (trading of convertible bonds, convertible preferred equities, and equity warrants)
> - Corporate Equity Products (handling of corporate repurchases)
> - Exotic Products (trading of structured notes, complex OTC equity derivatives products, single name volatility/variance swaps, and dispersion)

- Index Products (trading of listed and OTC broad- and narrow-based index options, ETF options, ETN options, volatility index options, depository receipt options, volatility/variance swaps, equity structured products (OTC), and volatility index futures)
- Single Name Products (trading of listed and OTC equity options, equity sector index options, ETF options, depository receipt options, ETN options, volatility/variance swaps, and dividend swaps)
- Core Prime Brokerage (trading of equities, equity options, and other equity-related instruments to manage stock lending risk)
- Delta One Structured Products (engaging in financing transactions in a variety of equity and equity-related instruments by providing long and short equity linked exposure both with clients and swap market participants; structuring of customized financing, yield enhancement and hedging transactions for clients and Morgan Stanley)
- ~~Credit Corporates (trading of corporate bonds, CDS, credit indices, corporate loans, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to single name stocks, ETFs, equity options and equity futures)~~
- ~~Municipal Securities (trading of municipal securities, tender option bonds, variable rate demand notes, rate locks, MCDX, and other fixed income instruments; may use various equity products for hedging purposes including but not limited to ETFs and equity futures)~~
- ~~Securitized Products Group (trading of ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, whole loans and other fixed income instruments; may use various equity products for hedging purposes including but not limited to, single name, ETFs, equity options and equity futures).~~
- Macro Products - (1) FXEM (trading of currency products such as spot FX, FX options, forwards, NDFs and related FX derivatives; emerging markets credit securities and related derivatives); and (2) Interest Rate Products (trading of interest rate products such as US Treasury securities, interest rate derivatives and structured notes)
- Credit Products - (1) Credit Corporates (trading of credit corporate products including corporate bonds, CDS, credit indices, corporate loans or other credit derivatives; (2) Municipal Securities (trading of municipal securities and related derivatives); (3) Securitized Products Group (trading of securitized products including ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, and whole loans)
- Commodities (trading of commodities including but not limited to oil, metals, power and natural gas)

Part II, Item 2(a):

Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

■ Yes   ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

MS&Co has ~~over 700~~ affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities, non broker-dealers, and bank regulated entities. Any such affiliate can enter an order in ATS-4, either for that affiliate's own account or as agent or riskless principal on behalf of the affiliate's client(s). Such orders are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3.

~~During the prior quarter~~ Since the effective date of the initial Form ATS-N for ATS-4, the following affiliates have executed orders in ATS-4:

- Morgan Stanley Canada Limited (foreign)
- Morgan Stanley Capital Products LLC (non BD)
- Morgan Stanley Capital Services LLC (non BD)
- Morgan Stanley & Co. International plc (foreign)
- Morgan Stanley Smith Barney LLC (MPID: MSSB)
- Morgan Stanley Strategic Investments, Inc (non BD)
- Morgan Stanley Uruguay Ltda. (foreign)
- Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (foreign)
- Mitsubishi UFJ Morgan Stanley PB Securities Co., Ltd. (foreign)

With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed orders in ATS-4. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes orders in ATS-4 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.

Part II, Item 6(b):

Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

■ Yes   ☐ No

If yes, both identify the service provider and provide a provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

As indicated in the response to Item 6(a), MS&Co has an agreement with an affiliated service entity, MSSG, in which MSSG agrees to provide MS&Co with certain inter-company services including operations, technology, legal, compliance and other infrastructure group support.

In addition, Equinix, Inc. operates the NY5 data center that hosts the servers that operate ATS-4 and provides the connectivity services described in Part III, Item 6 (Connectivity and Co-location). ~~Market Halsey Urban Renewal, LLC operates the data center at 165 Halsey Street, Newark, New Jersey that hosts the backup servers that operate ATS-4 and provides the connectivity services described in Part III, Item 6 (Connectivity and Co-location). Neither Equinix nor Market Halsey Urban Renewal is~~<ins>Equinix is not</ins> authorized to access confidential trading information of ATS-4.

Part III, Item 6(a):

Does the NMS Stock ATS offer co-location and related services (e.g., cabinets and equipment, cross-connects)?

■ Yes ☐ No

If yes, provide a summary of the terms and conditions for co-location and related services, including the speed and connection (e.g., fiber, copper) options offered.

> The Broker-Dealer Operator permits Participants to cross-connect directly to a FIX gateway for the trading infrastructure, which includes ATS-4, from servers located in the same data center as ATS-4. Such cross connect is provided by Equinix, Inc., the operator of the data center ~~(and, for backup purposes, by the operator of the backup data center for ATS-4)~~. A Participant's connection from its servers in the data center to the FIX gateway for ~~both the primary and backup location for~~ ATS-4 can be via copper or fiber, and speed can range from 1 Gb to 10 Gb, with the 10 Gb connection having lower latency than the 1 Gb connection.